Exhibit 99.1
2500 CityWest Boulevard Suite 2200 Houston, TX 77042 (713) 361-2600 (713) 361-2693 fax

FOR IMMEDIATE RELEASE July 13, 2012	Contact: Brent Smith Executive Vice President, Chief Financial Officer and Treasurer (713) 361-2634

Cal Dive Announces Pricing of 5.00% Convertible Senior Notes Due 2017

HOUSTON, TX – (July 13, 2012) Cal Dive International, Inc. (NYSE: DVR) (“Cal Dive”) announced today it has priced its previously announced offering of $75.0 million aggregate principal amount of its 5.00% convertible senior notes due 2017 (the “notes”).  The closing of the offering is expected to occur on July 18, 2012 and is subject to customary closing conditions.  The offering and sale of the notes was made through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).  Cal Dive has granted the initial purchasers of the notes an option to purchase up to an additional $11.25 million aggregate principal amount of notes, solely to cover over-allotments.

Cal Dive expects to use the net proceeds from the notes offering to repay a portion of the term loan under its senior secured credit facility.

The notes will be general unsecured and unsubordinated obligations of Cal Dive, and will be guaranteed by certain of Cal Dive’s wholly-owned domestic subsidiaries.  Interest on the notes will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 2013, at a rate of 5.00% per annum.  The notes will be convertible under certain conditions, and subject to certain limitations, into cash, shares of Cal Dive common stock or a combination thereof, at Cal Dive’s election, based on an initial conversion rate of 445.6328 shares of Cal Dive common stock per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately $2.24 per share of Cal Dive common stock and represents an approximately 20% conversion premium over the closing sale price of Cal Dive common stock on July 12, 2012, which was $1.87 per share). The notes will mature on July 15, 2017, unless earlier purchased by Cal Dive or converted.  Upon the occurrence of certain fundamental changes, holders of the notes will have the right to require Cal Dive to purchase all or a portion of their notes for cash at a price equal to 100% of the principal amount of such notes, plus any accrued and unpaid interest.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation, or sale is unlawful. The notes and the shares of Cal Dive common stock, if any, issuable upon conversion of the notes have not been and will not be registered under the Securities Act or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws.

This press release includes “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) such as statements concerning the contemplated offering and the expected use of proceeds. These statements are based on certain assumptions made by Cal Dive. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Cal Dive. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cal Dive International, Inc., headquartered in Houston, Texas, is a marine contractor that provides an integrated offshore construction solution to its customers, including manned diving, pipelay and pipe burial, platform installation and platform salvage services to the offshore oil and natural gas industry on the Gulf of Mexico OCS, Northeastern U.S., Latin America, Southeast Asia, China, Australia, the Middle East and the Mediterranean, with a diversified fleet of surface and saturation diving support vessels and construction barges.